HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

December 6, 2011

VIA EDGAR AND HAND DELIVERY

Mail Stop 3561

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:          HudBay Minerals Inc.

Form 40-F

Filed March 31, 2011

File No. 001-34244

Dear Mr. Reynolds:

On behalf of HudBay Minerals Inc. (“HudBay”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 29, 2011, setting forth comments to HudBay’s Form 40-F for the Fiscal Year Ended December 31, 2010 (the “Form 40-F”).  Set forth below are the Staff’s comments, indicated in bold, and HudBay’s responses.  Any terms not defined herein shall have the meanings set forth in the Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2010

General

1.             We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

HudBay includes a cautionary notice to U.S. investors in its press releases and other disclosure documents that reference such terms and it will continue to do so, as required. HudBay has added a cautionary notice to U.S. investors, which contains language comparable to the language proposed by the Staff above, on the “user agreement” and “reserves and resources” pages of its website.

Mineral Reserves and Inferred Mineable Resources page 14

2.             Our understanding of Part 4 of National Instrument 43-101 is that an issuer must file a technical report for all mineral projects on each property material to the issuer.  In this regard, please tell us if you are obligated to file a technical report for your 777, Trout Lake, and Chisel North Mines.

HudBay currently has a valid technical report for its 777, Trout Lake and Chisel North mines. This technical report was filed on the Sedar website on November 11, 2004.

Lalor Project page 16

3.             We note your disclosure of an inferred gold mineral resource and a probable reserve for your Lalor project in this section of your filing.  Please tell us if your updated prefeasibility study forms the basis for these estimates and if this study is located on the Sedar website.

The Lalor prefeasibility study forms the basis of the conversion of a portion of the mineral resource to a mineral reserve. The inferred gold resource was determined as at May 1, 2010 following the completion of in-fill drilling completed in late 2009 and 2010, and announced in a press release dated August 4, 2010. HudBay’s latest technical report on its Lalor deposit was filed on the Sedar website on November 20, 2009. HudBay has determined that the conversion of a portion of the mineral resource to a reserve and the determination of the inferred gold resource did not require the filing of a new technical report. Nonetheless, HudBay is currently preparing an updated technical report for the Lalor project and intends to file it on the Sedar website prior to filing its 2011 Annual Information Form in March 2012.

*                              *                              *

In connection with the foregoing responses to the Staff’s comments, HudBay acknowledges that:

•      HudBay is responsible for the adequacy and accuracy of the disclosure in its Form 40-F;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      HudBay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Mark L. Mandel at (212) 530-5026 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP.  In addition, please feel free to contact me at (416) 362-0615.

Sincerely,

/s/ David S. Bryson
David S. Bryson
Chief Financial Officer

cc:           Patrick Donnelly — HudBay Minerals Inc.

Mark L. Mandel — Milbank, Tweed, Hadley & McCloy LLP

Dean W. Sattler — Milbank, Tweed, Hadley & McCloy LLP